ITEM 77C
MATTERS SUBMITTED TO A VOTE OF SECURITIES HOLDERS
Last Meeting of Shareholders

The Special Meeting of shareholders of Federated Stock Trust (the "Fund") was held on November 17, 1999. The following items were considered by shareholders and the results of their voting were as follows.

1. ELECTION OF TRUSTEES. 1

Shares Voted Affirmatively
Shares Withheld
Thomas G. Bigley
30,221,037
307,149
Nicholas P. Constantakis
30,223,336
304,850
John F. Cunningham
30,224,519
303,667